SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ HELD ON MAY 05TH , 2009

DATE, TIME AND PLACE: On May 05th , 2009, at 14:30 pm, at Avenida das Américas, No. 3.434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações”)wasS.gatheredA.at the date, time and place above mentioned in the presence of Messrs. Mario Cesar Pereira de Araujo, Andrea Sandro Calabi and Manoel Horácio Francisco da Silva, members of the of Directors. Pursuant to the provided for in the Section 29, § 2nd of the Company’s-Laws, Messrs. Gabriele Galateri di Genola, Oscar Cicchetti and Stefano de Angelis attended the meeting by means of video conference. Moreover, due to the impossibility to attend the meeting, Mr. Maílson Ferreira da Nóbrega has sent to the Chairman of the Board of Directors his “Voting Statement”regarding the items of the agenda, which shall be filed .in Also attended the meeting Mr. Miguel Roberto Gherrize, Chairman of the Statutory Audit Committee, Mr. Claudio Zezza, Chief Financial and Investor Relations Officer and Mrs. Alessandra Catanante, General Secretary of the Company.

BOARD: Mr. Mario Cesar Pereira de Araujo –Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) Appoint the members of the Special Advisory Committees of the Board of Directors; (2) Appoint the General Secretary of the Board of Directors; (3) Resolve on the distribution of the compensation of the Board of Directors, which was approved in the Annual and Extraordinay Shareholders’ Meetingheld on April of02nd , 2009;the(4) ResolveCompanyon the quarterly information (“ITR”)of the Company dated as of March 31st , 2009; and (5) Other matters related to the items of the agenda or even of general interest to this Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, the Board Members resolved, by unanimous vote and with no restrictions: (1)Appoint, (a) to compose the Compensation Committee, Messrs. Oscar Cicchetti, Andrea Sandro Calabi and Carmelo Furci, being recorded herein that the appointment of this last Director shall be subject to the obtainment of the pertinent authorization regarding his permanent visa, which process is currently in progress in the competent bodies; and (b) to compose the Internal Control and Corporate Governance Committee, Messrs. Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Carmelo Furci, being recorded herein that the appointment of this last Director shall be subject to the obtainment of the pertinent authorization regarding his

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permanent visa, which process is currently in progress in the competent bodies; (2) Re-conduct in the position of General Secretary of the Board of Directors, Mrs. Alessandra Catanante Nasser de Melo, by proposal of the Chairman of the Board of Directors, in accordance to its Internal Regulation; (3) Approve the distribution of the compensation of the Board of Directors, which was approved in the Annual and Extraordinary Shareholders’ on April 02nd, 2009, pursuant to the document eadquarters,filed being recorded hereinin the that Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Oscar Cicchetti and Stefano de Angelis expressly waived to their compensations; (4) Approve the quarterly information (“ITR”) of the Company dated as of March 31st, 2009, which was subject to a limited revision by the independent auditors of the Company, Ernst & Young Auditores Independentes S.S.; and (5) Later, the Chairman of the Board of Directors asked if anyone of the attending members had any other matter of interest to the Board. Since none of the members wished to present any other matter to the Board, the Chairman informed and acknowledged the Board Members about the receipt of a letter sent by Mr. Antonino Ruggiero, whereby he thanks for his appointment to the position of Alternate Member of the Board of Directors, but informs, however, that he will not be able to accept such appointment due to matters related to his visa in this country, being recorded and accepted by the Board such motivation and being filed such letter .

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, read, approved and signed by the attending Board Members. Board Members: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Oscar Cicchetti, Manoel Horácio Francisco da Silva, Andrea Sandro Calabi, Stefano de Angelis and Maílson Ferreira da Nóbrega.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), May 05th, 2009.

ALESSANDRA CATANANTE
General Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 06, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.